METEN HOLDING GROUP LTD.
3RD FLOOR, TOWER A, TAGEN KNOWLEDGE & INNOVATION CENTER
2ND SHENYUN WEST ROAD, NANSHAN DISTRICT
SHENZHEN, GUANGDONG PROVINCE 518000

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/METX2022**

The 2022 Extraordinary Meeting of Shareholders of Meten Holding Group Ltd. (the "Meeting") will be held on April 14, 2022 at 9:30 a.m. EDT, at 3rd Floor, Times Fortune Building, 88 Fuhua 3rd Road, Futian District, Shenzhen City, Guangdong Province, China. If you cannot attend the Meeting in person, you may attend the Meeting, submit questions and vote online until voting is closed at www.virtualshareholdermeeting.com/METX2022. If you are attending the Meeting in person and your shares are registered in your name, you may also vote at the meeting until voting is closed.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D74574-P69799

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

METEN HOLDING GROUP LTD.

The Board of Directors recommends you vote FOR the following proposal:

	For	Against	Abstain
1. TO APPROVE THE SHARE CONSOLIDATION OF THE COMPANY'S ORDINARY SHARES	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

D74575-P69799

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF METEN HOLDING GROUP LTD.

The undersigned hereby appoints, if no person is specified, the chairman of the Meeting as proxy and attorney-in-fact and hereby authorizes him to represent and vote, as provided on the other side, all the shares of Meten Holding Group Ltd.'s Ordinary Shares which the undersigned is entitled to vote and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of Shareholders of the Company to be held April 14, 2022 or any adjournment thereof, with all powers which the undersigned would possess if present at the Meeting.

THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED FOR THE PROPOSAL AND IN THE DISCRETION OF THE PROXY WITH RESPECT TO SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

(Continued and to be marked, dated and signed, on the other side)